Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN APPOINTS CORPORATE ADVISOR

Brisbane, Australia. Friday, 22 August 2008. Progen Pharmaceuticals Limited (Progen) (ASX:PGL; NASDAQ:PGLA) has today appointed independent corporate advisory firm Beerworth and Partners Limited (BPL).

BPL will assess Progen’s business and operations and develop strategic options for review by the Board. It will also provide general corporate advice and assist the Board as required.

The planned appointment of a corporate advisor was previously announced in Progen’s ASX release from 23 July 2008, which noted PGL’s strong cash position following the termination of the PI-88 PATHWAY phase 3 study in liver cancer.

Dr Mal Eutick

Chairman

About Progen

Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms – angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

About Beerworth & Partners Limited

BPL is an independent corporate advisory firm which provides advice on corporate structure, capital management and corporate transactions, including mergers and acquisitions.

Contact details:	Media:
Linton Burns	Kirsten Bruce
Progen Pharmaceuticals Limited	Viva! Communications Pty Ltd
T: +61 7 3842 3333	T: +61 2 9884 9011
F: +61 7 3720 9624	M: +61 (0)401 717 566
E: lintonb@progen-pharma.com	E: kirstenbruce@vivacommunications.com.au
W. www.vivacommunications.com.au

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.